Filed pursuant to Rule 433(d)

Registration Statement No. 333-131369

AB SVENSK EXPORTKREDIT

(Swedish Export Credit Corporation or SEK)

Pricing Term Sheet

Size:	US$300,000,000, which will form a single series with the US$1,250,000,000 principal amount of the 4.50% Global Notes due September 2010 that we issued on September 27, 2007.
Maturity:	September 27, 2010
Coupon:	4.5% per annum
Reoffer Price:	103.95% of face amount
Spread to Benchmark Treasury:	T +100 basis points
Benchmark Treasury:	UST 1.913%
Yield:	2.913%
Proceeds to the Issuer:	US$ 311,625,000

Interest Payment Dates:	March 27 and September 27, commencing March 27, 2008
Optional Redemption:	Only after the occurrence of certain tax events, at 100.00% of the principal amount thereof plus accrued and unpaid interest to the redemption date
Business Days:	New York and London
Day Count:	30/360
Documentation:	In accordance with SEK’s US MTN Programme
Settlement Date:	April 10, 2008
CUSIP:	00254EDD1
ISIN:	US00254EDD13
Expected Ratings:	Aa1/AA+
Lead Manager:	J.P. Morgan Securities Ltd.
Denominations:	US$2,000 with integral multiples of US$1,000 in excess thereof
Listing:	Application will be made for the notes to be admitted to listing on the Official List of the UKLA and to trading on the regulated market of the London Stock Exchange

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

United States Federal Income Tax Considerations

If (i) a portion of the initial purchase price of the notes is allocable to interest that has accrued prior to the issue date (“pre-issuance accrued interest”), (ii) the first stated interest payment on the notes is to be made within one year of the issue date, and (iii) such payment will equal or exceed the amount of pre-issuance accrued interest, then U.S. holders of the notes may elect to exclude the pre-issuance accrued interest from the issue price of the notes.  In that event, a portion of the first interest payment will be treated as a nontaxable return of the pre-issuance accrued interest and not as an amount payable on the notes.  U.S. holders of the notes should consult their tax advisers concerning the U.S. federal income tax treatment of pre-issuance accrued interest.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), the underwriters have or will have represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) they have not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time:

(a)                        to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)                       to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)                        in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

This EEA selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

The underwriters have or will have represented and agreed that:

(a)                                  they have only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)                                 they have complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Italy

The underwriters have or will have acknowledged and agreed that no prospectus has been nor will be published in Italy in connection with the offering of the notes and that such offering has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa, the “CONSOB”) pursuant to Italian securities legislation and, accordingly, have represented and agreed that the notes may not and will not be offered, sold or delivered, nor may or will copies of the pricing supplement or any other documents relating to the notes be distributed in Italy, except (i) to professional investors (operatori qualificati), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998, as amended, (the “Regulation No. 11522”), or (ii) in other circumstances which are exempted from the rules on investment solicitation pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 (the “Italian Finance Law”) and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended.

The underwriters have or will have represented and agreed that any offer, sale or delivery of the notes or distribution of copies of the pricing supplement or any other document relating to the notes in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Italian Finance Law, Legislative Decree No. 385 of September 1, 1993, as amended (the “Italian Banking Law”), Regulation No. 11522, and any other applicable laws and regulations; (ii) in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and (iii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Any investor purchasing the notes in the offering is solely responsible for ensuring that any offer or resale of the notes it purchased in the offering occurs in compliance with applicable Italian laws and regulations.

The pricing supplement and the information contained therein are intended only for the use of its recipient and, unless in circumstances which are exempted from the rules on investment solicitation pursuant to Article 100 of the Italian Finance Law and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended, is not to be distributed, for any reason, to any third party resident or located in Italy. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

Italy has only partially implemented the Prospectus Directive, the provisions under the heading “European Economic Area” above shall apply with respect to Italy only to the extent that the relevant provisions of the Prospectus Directive have already been implemented in Italy.

Insofar as the requirements above are based on laws which are superseded at any time pursuant to the implementation of the Prospectus Directive in Italy, such requirements shall be replaced by the applicable requirements under the relevant implementing measures of the Prospectus Directive in Italy.

Japan

The notes have not been and will not be registered under the Securities and Exchange Law of Japan (Law No. 25, 1948; “SEL”), as amended, and, accordingly, the underwriters have or will have represented and agreed that they have not offered or sold, or will not offer or sell any notes, directly or indirectly, in Japan or to, or for the account or for the benefit of, any Japanese Person, or to others for reoffering or resale, directly or indirectly, in Japan or to, or for the account or for the benefit of, any Japanese Person except under circumstances which will result in compliance with the SEL and any other applicable laws and regulations promulgated by the relevant Japanese governmental and regulatory authorities as in effect at the relevant time.  For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

This document is an advertisement for the purposes of applicable measures implementing the Prospectus Directive.  A prospectus prepared pursuant to the Prospectus Directive is intended to be published, which, when published, can be obtained from the offices of SEK.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Ltd. c/o J.P. Morgan Securities Inc. collect at +1 212 834 4533.